

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2013

Via E-Mail
Dr. Rui Feng
Chief Executive Officer
Silvercorp Metals, Inc.
Suite 1378-200 Granville Street
Vancouver, BC Canada V6C 154

     Re: **Silvercorp Metals, Inc.**
               Form 40-F for Fiscal Year Ended March 31, 2012
               Filed June 29, 2012
               Response dated June 4, 2013
               File No. 001-34184

Dear Dr. Feng:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 6-K filed May 23, 2012

Exhibit 99.2

Management's Discussion and Analysis

4. Fiscal Year 2012 Operating Performance

(vi) Cash and Total Cost per Ounce of Silver (Gold for the BYP mine), page 4

1. We have considered your response to our prior comment 3. We continue to believe the presentation of these non-IFRS measures, total production cost per ounce of silver and gold, and cash cost per ounce of silver and gold which deduct material by-product sales related to lead, zinc and gold, are inappropriate because they place too much emphasis on a measure that materially distorts your actual production costs. Please revise accordingly and amend your Form 40-F as appropriate to comply.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jamie Kessel, Staff Accountant, at 202-551-3727 or Raj Rajan, Senior Staff Accountant, at 202-551-3388 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining